LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:

  LANTHONY@LEGALANDCOMPLIANCE.COM

February 15, 2007

VIA ELECTRONIC FILING

ON EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Linda van Doorn, Senior Assistant Chief Accountant

RE:

Infe-Human Resources, Inc.

Form 10-KSB for fiscal year ended November 30, 2005

Filed February 28, 2006

Form 10-QSB for fiscal quarter ended May 31, 2006

Filed July 24, 2006

Forms 8-K

Filed March 13, 2006 and June 2, 2006

File No. 0-50374

Dear Ms. van Doorn:

Please be advised that this firm serves as counsel to Infe Human Resources, Inc. (the "Company"). We are in receipt of your correspondence dated February 6, 2007 regarding the above referenced filings.  Infe Human Resources, Inc. hereby requests an extension of time in which to respond to the correspondence, through and including March 16, 2007.

We appreciate your consideration.  If you have any questions in the meantime, do not hesitate to contact the undersigned.

Legal & Compliance, LLC

By:__/s/ Laura Anthony______

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH